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                                                                     EXHIBIT 3.3

                            CERTIFICATE OF AMENDMENT
                                       TO
                AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                           PRICELINE.COM INCORPORATED

     Priceline.com Incorporated, a corporation organized and existing under the laws of the State of Delaware (the "CORPORATION"), hereby certifies that:

     FIRST: The name of the Corporation is priceline.com Incorporated.

     SECOND: In accordance with Section 242 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation duly adopted a resolution setting forth the proposed amendment to Article Fourth of the Amended and Restated Certificate of Incorporation of the Corporation, declaring the advisability of such amendment and directing that such amendment be considered at the next annual meeting of the stockholders of the Corporation.

     THIRD: Article Fourth of the Amended and Restated Certificate of Incorporation is hereby amended by adding at the end thereof the following paragraph:

     "As of Monday, June 16, 2003 (the "EFFECTIVE DATE"), each six shares of common stock, par value $0.008 per share, issued and outstanding immediately prior to the Effective Date (the "OLD COMMON STOCK"), will be automatically reclassified as and combined into one share of common stock, par value $0.008 per share. Any stock certificate that, immediately prior to the Effective Date, represented shares of the Old Common Stock will, from and after the Effective Date, automatically and without the necessity of surrendering the same for exchange, represent the number of whole shares of common stock, par value $0.008 per share, as equals the quotient obtained by dividing the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Date by six. No fractional shares shall be issued, and in lieu thereof, stockholders who would otherwise be entitled to receive fractional shares will be entitled, upon surrender to Mellon Investor Services, LLC, the exchange agent, of such certificates representing such fractional shares, to receive cash in an amount equal to the product obtained by multiplying the closing price of the Old Common Stock as reported on The Nasdaq National Market on the last trading day prior to the Effective Date by the number of shares of Old Common Stock held by such stockholder that would otherwise have been exchanged for fractional shares."

     FOURTH: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted by the stockholders in accordance with Section 242 of the General Corporation Law of the State of Delaware.

     FIFTH: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation shall be effective as of 12:01A.M. (Eastern Time) on June 16, 2003 in accordance with the provisions of Section 103(d) of the General Corporation Law of the State of Delaware.

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     IN WITNESS WHEREOF, this Certificate of Amendment to the Amended and
Restated Certificate of Incorporation has been signed by Jeffery H. Boyd, its authorized officer, on this 13th day of June 2003.


priceline.com Incorporated


/s/ Jeffery H. Boyd

Name:   Jeffery H. Boyd
Title:  President and Chief Executive Officer